Exhibit 99.1

Core AI Announces Planned Partnership with Premier Data Center Developer to Accelerate AI Infrastructure Expansion in Malaysia

Marks Key Milestone in Global AI Data Center Initiative

Provides Rapid Entry into Malaysia’s High-Growth AI Data Center Market

Miami – February 4, 2026 – Core AI Holdings, Inc. (Nasdaq: CHAI) (“Core AI” or the “Company”), a global AI-focused technology and investment platform, today announced that it entered into a Memorandum of Understanding (MOU) with CSPM Resources SDN BHD (“CSPM”), one of Malaysia’s most experienced and respected data center developers, to pursue next-generation AI-ready data center opportunities in the region.

“This partnership represents an important execution milestone in our global AI data center initiative,” said Aitan Zacharin, CEO of Core AI Holdings, Inc. “Global hyperscalers are investing billions of dollars in Malaysia, including major commitments from Amazon Web Services, Oracle, Google, TikTok, and Microsoft, and partnering with CSPM positions Core AI to capitalize on the opportunities created by these investments. As hyperscalers increasingly require turnkey, AI-optimized facilities, CSPM stands out as one of the region’s most experienced developers and trusted partners. We believe that by leveraging CSPM’s technology, high level technical expertise, and deep industry and government relationships we will have an advantage in the market. Together, we see a compelling opportunity to capture a meaningful share of these multi-billion-dollar investments by repositioning existing facilities for the AI era.”

We are proceeding to draft and negotiate definitive agreements to formalize our collaboration.

Strategic Entry into a Rapidly Expanding Market

Through the partnership Core AI and CSPM plan to identify existing edge computing data centers and retrofit and expand them into Tier 3 or Tier 4 AI-capable facilities. By leveraging existing facilities, power access and network connectivity, our collaboration is designed to significantly shorten development timelines, with operational readiness potentially achieved in approximately 12 months. Once upgraded, the facilities are expected to be operated as co-location assets or positioned for sale to hyperscalers seeking fully built, AI-ready infrastructure.

Malaysia’s data center market is projected to grow from $4 billion in 2024 to $13.6 billion by 2030, representing a compounded annual growth rate of 22.4%.1

1 https://www.nst.com.my/business/corporate/2025/11/1314140/rm14bil-data-centre-contracts-mid-2026#google_vignette

Local Expertise and Structural Advantages

CSPM has long been at the center of Malaysia’s data center industry and is among a select group of developers capable of delivering complex, mission-critical facilities. The company has designed, built and supported data centers for global hyperscalers and cloud leaders and has played a foundational role in many of Malaysia’s existing edge computing and high density AI data center facilities.

CSPM’s deep integration in the local ecosystem is a key differentiator for the joint venture. The company maintains longstanding relationships with government authorities, utilities and financial institutions, supporting access to additional energy allocations and streamlined regulatory approvals.

“Malaysia has emerged as a leading destination for data center investment in Southeast Asia, driven by hyperscaler investment, strong infrastructure fundamentals and government support,” said Bryan Tan, CEO of CSPM. “As demand shifts toward AI-intensive workloads, we see the need for AI-ready data centers is growing significantly. Many existing edge facilities are strategically located but were not designed to meet the power, cooling and redundancy requirements of modern AI workloads. We believe there is a significant opportunity to upgrade and repurpose existing assets rather than pursue slower, more capital-intensive greenfield developments. We selected Core AI as a partner for its AI-focused data center strategy, and disciplined investment approach, to collaborate on pursuing AI data center opportunities in Malaysia. By combining Core AI’s strategic vision with our local expertise and relationships, we can provide fast, flexible and connected solutions while capturing a meaningful share of this high-growth market.”

About CSPM Resources SDN BHD

CSPM System Engineering SDN BHD is a leading system integrator in Malaysia, delivering cost-effective, high-quality integration solutions and exceptional service to its customers. The company specializes in environmental monitoring and power management for data centers, supporting AI-driven infrastructure, and integrates innovative, economical solutions for managing information across buildings, universities, hospitals, industries, transportation systems and data centers. With decades of experience, CSPM has become a trusted partner for hyperscalers and enterprise clients seeking reliable, mission-critical infrastructure solutions. Dow Jones, Microsoft, AT&T, Intel, and many others across financial services, government, manufacturing, telecom, and other technology sectors.

About Core AI Holdings, Inc.

Core AI Holdings, Inc. is a technology and investment platform focused on identifying, developing and scaling AI-driven businesses that leverage next-generation technologies to address large, high-growth market opportunities. Core AI’s mission is to harness artificial intelligence to create transformative, scalable solutions across multiple verticals and drive long-term shareholder value.

Through its subsidiary, Core Gaming, the company operates an established global AI-driven mobile game development and publishing business, delivering engaging entertainment experiences while enabling developers to bring player-focused apps and games to market. Since launch, Core Gaming has developed or co-developed more than 2,200 titles, generated over 800 million downloads, and built a global user base of more than 40 million players across over 140 countries.

Visit www.coregaming.co to learn more.

Core AI Investor Relations:

Brett Maas Hayden IR

chai@haydenir.com

646-536-7331

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses its goal of achieving $300 million in full year annual revenue based on successful execution of its growth strategy, continued growth being fueled by AI-powered content development, and the ability for the Company to grow through joint venture partnerships and mergers and acquisitions. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because these forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on Core AI’s current expectations, they are subject to various risks and uncertainties and changes in circumstances that are difficult to predict and may be outside of Core AI’s control and actual results, performance, or achievements of Core AI could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on April 21, 2025 and in any subsequent filings with the SEC. Except as otherwise required by law, Core AI undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

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